Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
April 5, 2006 at 3.15 pm

CHANGE IN DISCLOSURE DATE OF INTERIM REPORTS AND TIME OF CMD

The Board of Directors of Amer Sports Corporation has decided to publish the Amer Sports' Interim Report for the period January - June 2006 one week later than previously announced due to a change of date in the Board meeting program. The Interim Report will be published on Wednesday, August 9, 2006. The other disclosure dates previously announced for 2006 remain unchanged.

Amer Sports Corporation will hold a Capital Markets Day in Finland on August 15, 2006. The agenda of the CMD and other details will be announced later in the invitation.

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com


APR 12 2006

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.




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